INTERACTIVE BROKERS CORP.
(SEC I.D. No. 8-53615)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2020
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

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Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a Public Document.

INTERACTIVE BROKERS CORP.

TABLE OF CONTENTS



Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112
USA

Tel.: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and the Stockholder of
Interactive Brokers Corp.
Greenwich, CT

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Interactive Brokers Corp. (the "Company") as of December 31, 2020 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 26, 2021

We have served as the Company's auditor since 2002.

INTERACTIVE BROKERS CORP.
Statement of Financial Condition
As of December 31, 2020
(Dollars in thousands)

Assets		
Cash	$	21,707
Receivables from affiliates		4,040
Property and equipment, net		8,845
Right-of-use assets		2,586
Other assets		3,227
Total assets	$	40,405

Liabilities and stockholder's equity		
Liabilities		
Accounts payable, accrued expenses and other liabilities	$	3,237
Lease liabilities		2,957
Payables to affiliates		10,013
		16,207
Stockholder's equity		
Common stock, $0.01 par value per share		-
Additional paid-in capital		7,291
Retained earnings		16,907
Total stockholder's equity		24,198
Total liabilities and stockholder's equity	$	40,405

See accompanying notes to the statement of financial condition.

INTERACTIVE BROKERS CORP.
Notes to the Statement of Financial Condition
December 31, 2020
(Dollars in thousands, except share data, unless otherwise noted)

1. Organization and Nature of Business

Interactive Brokers Corp. (the "Company") is a broker-dealer registered under the Securities Exchange Act of 1934 with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and of the National Futures Association ("NFA").

The Company is a member of the Chicago Board Options Exchange and executes options transactions for its affiliate, Interactive Brokers LLC ("IB LLC"), on an agency basis. The Company also provides technical co-location services to IB LLC.

The Company is wholly owned by IB Exchange Corp. (the "Parent"), which is wholly owned and consolidated by IBG LLC, a Connecticut limited liability company. The Company has several affiliates which are also majority owned by the Parent. The Parent and its subsidiaries, including the Company, are consolidated by Interactive Brokers Group, Inc. ("IBG, Inc."), a publicly traded U.S. corporation.

2. Significant Accounting Policies

Basis of Presentation

This statement of financial condition is presented in U.S. dollars and has been prepared in accordance with accounting principles generally accepted in the U.S. ("U.S. GAAP").

In March 2020, the World Health Organization recognized the outbreak of the Coronavirus Disease 2019 ("COVID-19") caused by a novel strain of the coronavirus as a pandemic. The response of governments and societies to the COVID-19 pandemic, which includes temporary closures of certain businesses; social distancing; travel restrictions, "shelter in place" and other governmental regulations; and reduced consumer spending due to job losses, has significantly impacted volatility in the financial, commodities and energy markets, and general economic conditions.

The effects of the COVID-19 pandemic on the Company's statement of financial condition for 2020 were not significant.

The impact of the COVID-19 pandemic on the Company's future financial results could be significant but currently cannot be quantified, as it will depend on numerous evolving factors that currently cannot be accurately predicted, including, but not limited to, the duration and spread of the pandemic; its impact on the Company's affiliates, employees and vendors; governmental actions in response to the pandemic; and the overall impact of the pandemic in the economy and society; among other factors. Any of these events could have significant accounting and financial reporting implications (i.e., reassessing certain accounting estimates). The Company has reviewed its assumptions related to its estimates and has not made any adjustments.

INTERACTIVE BROKERS CORP.
Notes to the Statement of Financial Condition
December 31, 2020
(Dollars in thousands, except share data, unless otherwise noted)

Use of Estimates

The preparation of statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures in this statement of financial condition and accompanying notes. These estimates and assumptions are based on judgment and the best available information at the time. Therefore, actual results could differ materially from those estimates. Such estimates include the useful lives of property and equipment, compensation accruals, current and deferred income taxes, and contingency reserves.

Fair Value

At December 31, 2020, other than property and equipment and deferred tax assets, substantially all of the Company's assets and liabilities were carried at amounts that approximate fair value.

Cash

Cash consists of deposits with banks. At December 31, 2020, cash was held at one major financial institution. Cash on deposit exceeds federal insurance limits.

Property and Equipment

Property and equipment consists of purchased technology hardware and software, and office furniture and equipment.

Property and equipment are recorded at historical cost, less accumulated depreciation. Additions and improvements that extend the lives of assets are capitalized, while expenditures for repairs and maintenance are expensed as incurred. Depreciation is computed using the straight-line method. Equipment is depreciated over the estimated useful lives of the assets. Computer equipment is depreciated over three to five years and office furniture and equipment are depreciated over five to seven years. Fully depreciated assets are retired periodically throughout the year.

Leases

The Company follows FASB ASC Topic 842, "Leases," ("ASC Topic 842") which requires that a lessee recognize in the statement of financial condition a lease liability and a corresponding right-of-use asset, including for those leases that the Company had classified as operating leases. The right-of-use asset and the lease liability were initially measured using the present value of the remaining lease payments. As permitted under ASC Topic 842, the Company adopted the following practical expedients: (1) not to reassess whether an expired or non-lease contract that commenced before January 1, 2019 contained an embedded lease, (2) not to reassess the classification of existing leases, (3) not to determine whether initial direct costs related to existing leases should be capitalized under ASC Topic 842, and (4) not to separate lease and non-lease components.

INTERACTIVE BROKERS CORP.
Notes to the Statement of Financial Condition
December 31, 2020
(Dollars in thousands, except share data, unless otherwise noted)

The Company reviews all relevant contracts to determine if the contract contains a lease at its inception date. A contract contains a lease if the contract conveys to the company the right to control the use of an underlying asset for a period of time in exchange for consideration. If the Company determines that a contract contains a lease, it recognizes, in the statement of financial condition, a lease liability and a corresponding right-of-use asset on the commencement date of the lease. The lease liability is initially measured at the present value of the future lease payments over the lease term using the rate implicit in the lease or, if not readily determinable, the Company's secured incremental borrowing rate. An operating lease right-of-use asset is initially measured at the value of the lease liability minus any lease incentives and initial direct costs incurred plus any prepaid rent.

The Company's leases are classified as operating leases and consist of real estate leases for office space, data centers and other facilities. Each lease liability is measured using the Company's secured incremental borrowing rate, which is based on an internally developed yield curve using interest rates of third parties' corporate debt issued with a similar risk profile as the Company and a duration similar to the lease term. The Company's leases have remaining terms of one to four years, some of which include options to extend the lease term, and some of which include options to terminate the lease upon notice. The Company considers these options when determining the lease term used to calculate the right-of-use asset and the lease liability when the Company is reasonably certain it will exercise such option.

The Company's operating leases contain both lease components and non-lease components. Non-lease components are distinct elements of a contract that are not related to securing the use of the underlying assets, such as common area maintenance and other management costs. The Company elected to measure the lease liability by combining the lease and non-lease components as a single lease component. As such, the Company includes the fixed payments and any payments that depend on a rate or index that relate to the lease and non-lease components in the measurement of the lease liability. Some of the non-lease components are variable in nature and not based on an index or rate, and as a result, are not included in the measurement of the right-of-use asset or lease liability.

Stock-Based Compensation

The Company follows FASB ASC Topic 718, "Compensation - Stock Compensation" ("ASC Topic 718"), to account for its employees' participation in IBG. Inc.'s stock-based compensation plans. ASC Topic 718 requires all share-based payments to employees to be recognized in the statement of financial condition using a fair value-based method. Grants, which are denominated in U.S. dollars, are communicated to employees in the year of grant, thereby establishing the fair value of each grant. The fair value of awards granted to employees are generally expensed as follows: 50% in the year of grant in recognition of the plans' post-employment provisions (as described below) and the remaining 50% over the related vesting period utilizing the "graded vesting" method permitted under ASC Topic 718. In the case of "retirement eligible" employees (those employees older than 59), 100% of awards are expensed when granted.

INTERACTIVE BROKERS CORP.
Notes to the Statement of Financial Condition
December 31, 2020
(Dollars in thousands, except share data, unless otherwise noted)

Awards granted under stock-based compensation plans are subject to the plans' post-employment provisions in the event an employee ceases employment with the Company. The plans provide that employees who discontinue employment with the Company without cause and continue to meet the terms of the plans' post-employment provisions will be eligible to earn 50% of previously granted but not yet earned awards, unless the employee is over the age of 59, in which case the employee would be eligible to receive 100% of previously granted but not yet earned awards.

Income Taxes

The Company accounts for income taxes in accordance with FASB ASC Topic 740, "Income Taxes" ("ASC Topic 740"). The Company's deferred tax assets and liabilities, and reserves for unrecognized tax benefits are based on enacted tax laws (Note 9) and reflect management's best assessment of estimated future taxes to be paid. The Company is subject to income taxes in the U.S. Determining income tax requires significant judgments and estimates.

Deferred income tax assets and liabilities arise from temporary differences between the tax and statement of financial condition recognition of the underlying assets and liabilities. In evaluating the ability to recover deferred tax assets within the jurisdiction from which they arise, the Company considers all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax-planning strategies, and results of recent operations.

The calculation of the Company's tax liabilities involves dealing with uncertainties in the application of complex tax laws and regulations in a multitude of jurisdictions across the Company's operations. Changes in tax laws and rates could also affect recorded deferred tax assets and liabilities in the future.

The Company records tax liabilities in accordance with ASC Topic 740 and adjusts these liabilities when management's judgment changes as a result of the evaluation of new information not previously available. Because of the complexity of some of these uncertainties, the ultimate resolution may result in payments that are different from the current estimates of these tax liabilities.

The Company recognizes a tax benefit from an uncertain tax position only when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, on the basis of the technical merits. A tax position that meets this standard is measured at the largest amount of benefit that will more likely than not be realized on settlement.

The Company federal and certain state tax returns are filed on a consolidated basis by its Parent, along with other affiliates.

INTERACTIVE BROKERS CORP.
Notes to the Statement of Financial Condition
December 31, 2020
(Dollars in thousands, except share data, unless otherwise noted)

FASB Standards Adopted During 2020

Standard	Summary of guidance	Effect on statement of financial condition
Fair Value Measurement (Topic 820) *Issued August 2018*	• Eliminates the requirement to disclose: (a) the amount and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy; (b) an entity's policy for timing of transfers between levels; (c) and an entity's valuation processes for Level 3 fair value measurements.	• Effective date: January 1, 2020. • Changes relating to Level 3 fair value measurements may be applied prospectively. All other changes should be applied retrospectively. • The adoption of the changes did not have a material impact on the Company's statement of financial condition.

FASB Standards issued but not adopted as of December 31, 2020

Standard	Summary of guidance	Effect on statement of financial condition
Income Taxes (Topic 740) *Issued December 2019*	• Simplifies the accounting for income taxes by removing certain exceptions to the general principles in Topic 740.	• Effective date: January 1, 2021. Early adoption is permitted. • The changes are not expected to have a material impact on the Company's statement of financial condition.

3. Trading Activities and Related Risks

The Company's trading activities are comprised of providing securities brokerage services. Brokerage activities expose the Company to credit risks. These risks are managed in accordance with established risk management policies and procedures adopted by the Company. Management has established a risk management process that includes:

- a regular review of the risk management process by executive management as part of its oversight role;

- defined risk management policies and procedures supported by a rigorous analytic framework; and

- articulated risk tolerance levels as defined by executive management that are regularly reviewed to ensure that the Company's risk-taking is consistent with its business strategy, capital structure, and current and anticipated market conditions.

INTERACTIVE BROKERS CORP.
Notes to the Statement of Financial Condition
December 31, 2020
(Dollars in thousands, except share data, unless otherwise noted)

Market Risk

The Company, from time to time, may be exposed to market risk arising from foreign currency exchange rate fluctuations. The Company manages this risk by monitoring its exposure to foreign currency and using spot (i.e., cash) currency transactions as needed to reduce such exposure.

Credit Risk

The Company is exposed to risk of loss if an individual, counterparty or issuer fails to perform its obligations under contractual terms ("default risk"). Such risks are deemed to be immaterial to the Company's business activities.

Concentrations of Credit Risk

The Company's exposure to credit risk associated with its brokerage and other activities is measured on an individual counterparty basis, as well as by groups of counterparties that share similar attributes. Concentrations of credit risk can be affected by changes in political, industry, or economic factors. The Company's exposure to credit risk is deemed to be immaterial.

4. Financial Assets and Financial Liabilities

Financial Assets and Liabilities Not Measured at Fair Value

The following table represents the carrying value, fair value, and fair value hierarchy category of certain financial assets and liabilities that are not recorded at fair value in the Company's statement of financial condition as of December 31, 2020. The following table excludes all non-financial assets and liabilities.

	Carrying Value		Fair Value		Level 1		Level 2		Level 3	
Financial assets, not measured at fair value										
Cash	$	21,707	$	21,707	$	21,707	$	-	$	-
Receivables from affiliates		4,040		4,040		-		4,040		-
Total financial assets, not measured at fair value	$	25,747	$	25,747	$	21,707	$	4,040	$	-
Financial liabilities, not measured at fair value										
Payables to affiliates	$	10,013	$	10,013	$	-	$	10,013	$	-
Total financial liabilities, not measured at fair value	$	10,013	$	10,013	$	-	$	10,013	$	-

INTERACTIVE BROKERS CORP.
Notes to the Statement of Financial Condition
December 31, 2020
(Dollars in thousands, except share data, unless otherwise noted)

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5. Property and Equipment

At December 31, 2020, property and equipment consisted of:

Computer equipment	$	18,417
Office furniture and equipment		398
		18,815
Less - accumulated depreciation and amortization		(9,970)
Property and equipment, net	$	8,845

6. Leases

All of the Company's leases are classified as operating leases and primarily consist of real estate leases for corporate offices, data centers, and other facilities. As of December 31, 2020, the weighted-average remaining lease term on these leases is approximately 1.3 years and the weighted-average discount rate used to measure the lease liabilities is approximately 3.27%. The Company's lease agreements do not contain any residual value guarantees, restrictions or covenants.

The following table presents balances reported in the statement of financial condition related to the Company's leases as of December 31, 2020:

Right-of-use assets	$	2,586
Lease liabilities	$	2,957

The table below reconciles the undiscounted cash flows of the Company's leases to the present value of its operating lease payments:

2021	$	2,149
2022		855
2023		20
Total undiscounted operating lease payments	$	3,024
Less: imputed interest		(67)
Present value of operating lease liabilities	$	2,957

7. Commitments, Contingencies and Guarantees

Litigation

The Company accounts for potential losses related to litigation in accordance with FASB ASC Topic 450, "Contingencies." As of December 31, 2020, no reserves for potential losses related to litigation matters were deemed necessary.

INTERACTIVE BROKERS CORP.
Notes to the Statement of Financial Condition
December 31, 2020
(Dollars in thousands, except share data, unless otherwise noted)

8. **Employee Incentive Plans**

Defined Contribution Plan

The Company offers all employees who have met minimum service requirements the opportunity to participate in defined contribution retirement plans qualifying under the provisions of Section 401(k) of the Internal Revenue Code. The general purpose of this plan is to provide employees with an incentive to make regular savings in order to provide additional financial security during retirement. This plan provides for the Company to match 50% of the employees' pre-tax contribution, up to a maximum of 10% of eligible earnings. The employee is vested in the matching contribution incrementally over six years of service.

2007 Stock Incentive Plan

Under IBG, Inc.'s Stock Incentive Plan, up to 30 million shares of IBG, Inc.'s Class A common stock may be issued to satisfy vested restricted stock units granted to directors, officers, employees, contractors and consultants of the Company. The purpose of the Stock Incentive Plan is to promote the Company's long term financial success by attracting, retaining and rewarding eligible participants.

The Stock Incentive Plan is administered by the Compensation Committee of IBG, Inc.'s Board of Directors. The Compensation Committee has discretionary authority to determine the eligibility to participate in the Stock Incentive Plan and establishes the terms and conditions of the awards, including the number of awards granted to each participant and all other terms and conditions applicable to such awards in individual grant agreements. Awards are expected to be made primarily through grants of IBG, Inc.'s restricted stock units. Stock Incentive Plan awards are subject to issuance over time. All previously granted but not yet earned awards may be cancelled by IBG, Inc. upon the participant's termination of employment or violation of certain applicable covenants prior to issuance, unless determined otherwise by the Compensation Committee.

The Stock Incentive Plan provides that, upon a change in control, the Compensation Committee may, at its discretion, fully vest any granted but not yet earned awards under the Stock Incentive Plan, or provide that any such granted but not yet earned awards will be honored or assumed, or new rights substituted by the new employer on a substantially similar basis and on terms and conditions substantially comparable to those of the Stock Incentive Plan.

IBG, Inc. is expected to continue to grant awards on or about December 31 of each year to eligible participants, including employees of the Company, as part of an overall plan of equity compensation. Restricted stock units vest and become distributable to participants in accordance with the following schedule:

- 10% on the first vesting date, which is on or about May 9 of each year; and

- an additional 15% on each of the following six anniversaries of the first vesting, assuming continued employment with the Company and compliance with non-competition and other applicable covenants.

INTERACTIVE BROKERS CORP.
Notes to the Statement of Financial Condition
December 31, 2020
(Dollars in thousands, except share data, unless otherwise noted)

Estimated future grants under the Stock Incentive Plan are accrued for ratably during each year. In accordance with the vesting schedule, outstanding awards vest and are distributed to participants yearly on or about May 9 of each year. At the end of each year, there are no vested awards that remain undistributed.

The following summarizes the Stock Incentive Plan activity for the period from December 31, 2019 through December 31, 2020:

	Stock Incentive Plan ("SIP") (Units)	Intrinsic Value of SIP Units Vested and Distributed ($ millions) [1]
Balance, December 31, 2019	125,745	
Granted	39,258	
Cancelled	(4,830)	
Distributed	(28,481)	$ 1.2
Balance, December 31, 2020	131,692	

[1] Intrinsic value of SIP units distributed represents the compensation value reported to the participants.

Awards previously granted but not yet earned, under the Stock Incentive Plan are subject to the plans' post-employment provisions in the event a participant ceases employment with the Company. Through December 31, 2020, a total of 22,011 restricted stock units have been distributed under these post-employment provisions.

9. Income Taxes

The Company's deferred tax assets of $152, which are included in other assets in the statement of financial condition as of December 31, 2020, are presented below:

Deferred compensation	$	138
Other		14
Total deferred tax assets	$	152

The Company's deferred tax liabilities of $1,477, which are included in accounts payable, accrued expenses and other liabilities in the statement of financial condition as of December 31, 2020, are presented below:

Fixed assets	$	1,477
Total deferred tax liabilities		1,477

As of and for the year ended December 31, 2020, the Company had no unrecognized tax liabilities as defined under ASC Topic 740 and no valuation allowances on deferred tax assets were required.

INTERACTIVE BROKERS CORP.
Notes to the Statement of Financial Condition
December 31, 2020
(Dollars in thousands, except share data, unless otherwise noted)

The Company is subject to taxation in the U.S. and various state jurisdictions. As of December 31, 2020, the Company's tax years for 2017 through 2019 are subject to examination by the respective tax authorities.

10. Related Party Transactions

The Company's related party transactions are mainly conducted with IBG LLC and IB LLC. All related party transactions have been executed under arm's length conditions.

In the normal course of business, the Company executes trades in securities options for and on behalf of IB LLC and provides technical co-location services to IB LLC.

Pursuant to various service fee arrangements, the Company receives services from IBG LLC and its affiliates, including administrative, consulting and other services. The related payables are included in payables to affiliates in the statement of financial condition.

All affiliate receivables and payables are reported gross by affiliate.

Included in the statement of financial condition are the following amounts with related parties at December 31, 2020:

Receivables from affiliates	$	4,040
Payables to affiliates	$	10,013

11. Net Capital Requirements

As a broker-dealer registered with the SEC and NFA, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which specifies minimum net capital requirements and requires that the ratio of aggregate indebtedness to net capital, both as defined in the rule, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2020, the Company had net capital of $9,964, which was $9,189 in excess of required net capital of $775, and a ratio of aggregate indebtedness to net capital of 117 to 1.

12. Subsequent Events

As required by FASB Topic ASC 855, "Subsequent Events," the Company has evaluated subsequent events for adjustment to or disclosure in its statement of financial condition through the date the statement of financial condition was issued. No recordable or disclosable events, not otherwise reported in the statement of financial condition or the notes thereto, occurred.

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